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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE 13D

                     UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                     FVNB Corp.
                                 (Name of Issuer)

                           Common Stock, Par Value $.01
                          (Title of Class of Securities)

                                      30267410
                                   (CUSIP Number)


                              Cary Plotkin Kavy, Esq.
                             Cox & Smith Incorporated
              112 E. Pecan Street, Suite 1800, San Antonio, Texas 78205
               (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)

                                  September 17, 1998
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                 SCHEDULE 13D

CUSIP No. 30267410                    13D                    Page 2 of 6 Pages
          --------                                               ---  ---


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Ann O'Connor Williams Harithas, SSN ###-##-####
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  / /
                                                                     (b)  / /
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 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     PF
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)    / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
-------------------------------------------------------------------------------
      NUMBER OF               (7) SOLE VOTING POWER
        SHARES                    137,280
                             --------------------------------------------------
     BENEFICIALLY             (8) SHARED VOTING POWER
       OWNED BY                   0
                             --------------------------------------------------
         EACH                 (9) SOLE DISPOSITIVE POWE
      REPORTING                   137,280
                             --------------------------------------------------
        PERSON                (10) SHARED DISPOSITIVE POWER
         WITH                      0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     137,280
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.8%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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CUSIP No. 30267410                    13D                    Page 3 of 6 Pages
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                                 SCHEDULE 13D
             OF ANN O'CONNOR WILLIAMS HARITHAS COVERING COMMON STOCK OF
                                   FVNB CORP.

ITEM 1.  SECURITY AND ISSUER

         This schedule relates to the shares of Common Stock, par value $.01 per share ("Common Stock"), of FVNB Corp., a Texas corporation (the "Company"). The number of shares of the Common Stock outstanding as of June 7, 2001, was 2,384,892.

         The principal executive offices of the Company are located at 101
S. Main Street, Suite 508, Victoria, Texas 77902.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)   This statement is being filed by Ann O'Connor Williams Harithas.

         (b) Ms. Harithas' business address is 101 S. Main Street, Suite 300, Victoria, Texas 77902.

         (c)   Ms. Harithas present principal occupation is investments.

         (d) During the last five years, Ms. Harithas has not been convicted in a criminal proceeding.

         (e) During the last five years, Ms. Harithas was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)   Ms. Harithas is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         All of the 137,280 shares of Common Stock beneficially owned by Ms. Harithas are held in a revocable trust known as the Ann W. Harithas Liquid Assets Trust (the "Trust"). Ms. Harithas, as grantor of the Trust, has the power to revoke the Trust at any time. Co-trustees for the Trust are Ann O'Connor Williams Harithas, R.L. Keller and Kenneth R. Page. All such shares held by the Trust were received pursuant to a merger transaction (the
"Merger") pursuant to which the Company became the holding company for First Victoria National Bank, a national banking association (the "Bank"), which Merger was consummated on September 17, 1998. The Merger was effected pursuant to a Registration Statement on Form S-4 (No. 33-47939) filed with the Securities and Exchange Commission on March 13, 1998, as amended by post-effective amendment filed on April 8, 1998 (the "Registration Statement"). Prior to the Merger, Ms. Harithas beneficially owned, through the Trust, 137,280 shares of common stock of the Bank.

         Prior to the Merger, the common stock of the Bank was registered pursuant to Section 12(g) of the Exchange Act. As a result of the Merger, the Common Stock became registered under Section 12(g) of the Exchange Act pursuant to the successor issuer provisions of Rule 12g-3(a) promulgated under the Exchange Act.

         The common stock of the Bank was originally registered prior to 1985 pursuant to Section 12(g) of the Exchange Act. In 1985, First Victoria Corporation was formed as a bank holding company for the Bank and acquired through exchange all of the stock of the Bank. As a result of that transaction, the shares of common stock of First Victoria Corporation became registered under Section 12(g) of the Exchange Act pursuant to the successor issuer provisions of Rule 12g-3(a), as described above. In 1991, First Victoria Corporation was dissolved and the shareholders of First Victoria Corporation became the shareholders of the Bank. As a result of that transaction, the shares of common stock of the Bank became registered under


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CUSIP No. 30267410                    13D                    Page 4 of 6 Pages
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Section 12(g) of the Exchange Act pursuant to the successor issuer provisions of Rule 12g-3(a), as described above. Subsequent to that, in 1998 the Company was formed and shares of the Company's common stock were issued to shareholders of the Bank in the Merger, resulting in the Company's shares becoming registered under Section 12(g) of the Exchange Act.

         It appears that Ms. Harithas' beneficial ownership of greater than 5% of the Bank's common stock dates back at least as far as 1980, when she beneficially owned 34,320 shares of Bank common stock constituting approximately 5.7% of the Bank's outstanding shares at that time. Of such shares, 3,672 shares were held in Ms. Harithas' name and 30,648 were held in revocable trusts of which she was the settlor. All such shares were subsequently contributed to the Trust. In 1985, in connection with the formation of First Victoria Corporation, such shares were split on a two-for-one basis, resulting in Ms. Harithas beneficially owning 68,640 shares of First Victoria Corporation common stock. In 1991, as a result of the dissolution of First Victoria Corporation, Ms. Harithas became the beneficial owner of a like number of shares of Bank common stock. On January 9, 1995, the Bank's common stock was split on a two-for-one basis, resulting in Ms. Harithas' beneficial ownership in the Bank common stock increasing to 137,280 shares. Such shares of Bank common stock account for the 137,280 shares beneficially owned by Ms. Harithas as of the time of the Merger.

         Ms. Harithas believes that as of the time of the Merger she had filed all reports required to have been filed by her under Section 13(d) of the Exchange Act with respect to her share ownership in the Bank and First Victoria Corporation. Due to the Company's status as a successor issuer to the Bank and First Victoria Corporation under Rule 12g-3 promulgated under the Exchange Act as described above, Ms. Harithas is entitled to rely on any such filings as filings under Section 13(d) with respect to her beneficial ownership of the Common Stock. Ms. Harithas' filing of this statement on
Schedule 13D shall not be deemed an admission that any filings heretofore required to have been made by her were not so made.

ITEM 4.  PURPOSE OF TRANSACTION

         Ms. Harithas has acquired all of the shares of Common Stock beneficially owned by her for investment purposes.

         Ms. Harithas does not have any plans which relate to or would result in:

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the issuer;

         (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

         (g) Changes in the issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;


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CUSIP No. 30267410                    13D                    Page 5 of 6 Pages
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         (h)   Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)   Any action similar to any of those enumerated above.

         However, Ms. Harithas may propose any of the foregoing transactions described in (a)-(j) which she hereafter considers desirable in light of her examination of the Company and its assets, operations and future prospects, and of the circumstances prevailing at the time.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Ms. Harithas beneficially owns an aggregate of 137,280 shares of Common Stock, which shares represent 5.8% of the outstanding Common Stock of the Company, all of which shares are held through the Trust.

         (b) Ms. Harithas has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of such 137,280 shares of Common Stock.

         (c) During the past sixty days, Ms. Harithas has not effected any transactions in the Common Stock.

         (d) The Trust has the right to receive all dividends from, or the proceeds from the sale of, the 137,280 shares of Common Stock beneficially owned by Ms. Harithas and covered by this statement, although Ms. Harithas may revoke the Trust at any time.

         (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not Applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not Applicable.



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CUSIP No. 30267410                    13D                    Page 6 of 6 Pages
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                                 SIGNATURE


After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 6, 2001


                                       /s/ ANN O'CONNOR WILLIAMS HARITHAS
                                       --------------------------------------
                                       ANN O'CONNOR WILLIAMS HARITHAS















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